15048452

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
403

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45457

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH., D.C. 194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cornerstone Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. La Salle Street Ste 1822
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Leonard 312-431-7303
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Suite 4105 (Address) Chicago, (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

*AD 3/11

PB 3/13/15

OATH OR AFFIRMATION

I, Joel Leonard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cornerstone Trading, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

GINA GARCIA
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
May 12, 2018

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cornerstone Trading, LLC

(An Illinois Limited Liability Company)

Financial Statements

And Independent Audit Report

December 31, 2014

(Filed pursuant to SEC Rule 17a-5)

Public

Cornerstone Trading, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2014

Page

Report of Independent Auditors....1

Financial Statements

Statement of Financial Condition....2

Notes to Financial Statements....3-8

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 4105
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Cornerstone Trading, LLC

We have audited the accompanying statement of financial condition of Cornerstone Trading, LLC an Illinois Limited Liability Company as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Cornerstone Trading, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Cornerstone Trading, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Robert Cooper & Company CPA PC

Chicago, IL 60604

February 27, 2015

Cornerstone Trading, LLC
(an Illinois Limited Liability Company)
Statement of Financial Condition
As of December 31, 2014

Assets		
Cash and cash equivalents	$	546,275
Securities owned:		
Marketable securities, at market value		8,359,193
Options, at market value		698,449
Bonds at fair market value		
Total Securities Owned		9,057,642
Fixed assets net of depreciation		11,664
Other current asset		97
Investment in preferred stock		50,000
Total assets	$	9,665,678
Liabilities		
Securities sold short:		
Marketable securities sold short, at market value	$	3,159,356
Options sold short, at market value		134,705
Accrued expenses		14,994
Due to Broker clearance account		2,638,458
Total liabilities	$	5,947,513
Member's equity		3,718,165
Total liabilities and member's equity	$	9,665,678

The accompanying note is an integral part of this statement

Cornerstone Trading, LLC
Notes to the financials
For the year ending December 31, 2014

1. **Organization**

Cornerstone Trading, LLC (The "Company") was organized under the Limited Liability Company Act of Illinois on January 1, 2006. Prior to January 1, 2006, the Company was organized as a partnership. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States. Cornerstone Trading, LLC is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

2. **Significant Accounting Policies**

The financial statements are prepared on a basis consistent with accounting principles generally accepted in United States of America. The following is a summary of significant accounting policies:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers as cash equivalents all highly liquid short-term investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates (generally investments with original maturity of three months or less).

Securities Valuation
Securities owned and securities sold not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 Fair Value Measurement and Disclosures.

Revenue Recognition
In the normal course of business, the Company enters into transactions in exchange traded futures and broad based indexes and securities and options thereon. Regulated futures contracts and securities transactions and options thereon, together with related revenues and expenses, are recorded on trade date. Futures contracts, securities and options owned are reflected at market value with resulting unrealized gains and losses reflected in the statement of income. Realized gains and losses on these derivative financial contracts are recognized when such contracts are closed or expired.

Income Taxes
No provision has been made in the accompanying financial statements for federal or state income taxes. The member is responsible for reporting its share of the income or loss for tax purposes.

Effective January 1, 2010, the Company applied the provision of ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority. The member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2014

FASB Accounting Standard Updates

In November 2011, the Financial Accounting Standards Board ("FASB") issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual periods beginning on January 2012. The adoption of this guidance is not expected to have a material impact on the financial position or results of operations.

In May 2011, the FASB issued new guidance to clarify the application of existing fair value measurement requirements and to change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The Company's effective date was January 1, 2012. The adoption of this guidance does not have a material impact on the financial statements.

3. Clearing Agreement

The Company has a joint back office (JBO) clearing agreement with Merrill Lynch Pro Clearing Corp. The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested $50,000 in a preferred interest in Merrill Lynch Pro Clearing Corp. The Company's interest in Merrill Lynch Pro Clearing Corp is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Board Options Exchange, the Company is required to maintain a minimum net liquidly trading value of $ 1 million in Merrill Lynch Pro Clearing Corp and is exclusive of the preferred stock value of $50,000.

4. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 2 assets include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active and inputs other than quoted prices that are observable such as models or other valuation methodologies.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets. The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

4. Fair Value Measurements (continued)

Assets at Fair Value:		**Level 1**
Marketable equity securities	$	8,359,193
Marketable equity options		698,449
Total at fair value	$	9,057,642

Liabilities at Fair Value:		**Level 1**
Securities sold, not yet purchased at fair value, equity securities	$	3,159,356
Securities sold, not yet purchased at fair value, options		134,705
Due From Broker clearing firm		2,638,458
Total at fair value	$	5,932,519

5. Due to Clearing Firm

The amount due to clearing firm is primarily from the buying of stock and options. The Company clears all transactions through Merrill Lynch Clearing Pro, pursuant to a clearing agreement.

At December 31, 2014, substantially all assets of the Company are deposited with the clearing firm.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2014, the Company had net capital of $1,960,354, which was $1,860,354 in excess of its required net capital.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However the Company is unable to predict the outcome of these matters.

7. Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options, and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at specified date at specified price.

Options grant the purchaser for the payment of premium, the right to either purchase from or sell to the writer specified instrument under agreed terms. As writer of options, the Company receives premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying

the options. Securities sold not yet purchased represent obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices.

These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts, credit risk and from changes in the values of the underlying financial instruments market risk.

The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of futures equity options and options on futures. As market maker and liquidity provider in various markets, the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized, and unrealized gain or loss associated with these derivatives is recorded on the statement of income. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under generally accepted accounting principles. Accordingly have elected not to disclose notional values.

As of December 31, 2014 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

	Asset FMV	Liability FMV
Equity option securities	$698,449	$ 134,705
Securities sold, not yet purchased at fair value, equity securities	-	3,159,356
	-	

9. Concentration of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and their derivatives as well as other derivatives. Derivatives include options on individual equities and equity indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted primarily on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts

reflected in the statement of financial condition. Various factors affect the market risk of these transactions, among them are the size and composition of the positions held, interest rates and market volatility, the time period in which options may be exercised, the market value of the underlying instrument and the exercise price affect market risk. The Company's overall exposure to market risk is impacted by its use of hedging strategies. Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at contracted price. Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of securities or specified financial futures contracts at contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition, to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market. To minimize these risks, the Company may hold or sell short the underlying instrument which can be used to settle these transactions often in cash.

Securities sold not yet purchased represent obligations of the Company to deliver specific securities and thereby create liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds other equity securities, options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does, result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC and the CFTC.

The Company maintains certain cash deposits with financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The Company invests in exchange-traded options for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded, whereas the Options Clearing Corporation (the "OCC") and the CME act as the counterparties of the specific transactions and, therefore, bear the risk of delivery to and from the counterparties.

The risk of default depends on the creditworthiness of the OCC and the CME, who guarantee the transactions. Management does not consider this credit risk to be significant.

10. Guarantees

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. Commitments and Contingencies

The Company has no long-term agreements, which would require expenditures in future periods.

12. Subsequent Events

Management has evaluated subsequent events through February 27, 2015, the date the financial statements were issued. There were no subsequent events.